

April 5, 2013

<u>Via E-mail</u>
W. Bennett Collett, Jr.
Chief Executive Officer
Florida Gaming Corporation
3500 NW 37th Avenue
Miami, Florida 33142

> **Re:** **Florida Gaming Corporation**
> **Item 4.01 Form 8-K**
> **Filed March 22, 2013**
> **Item 4.01 Form 8-K**
> **Filed April 2, 2013**
> **File No. 000-09099**

Dear Mr. Collett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. Please amend your Item 4.01 8-K to include all disclosures required by Item 304 of Regulation S-K. In this regard, please revise to disclose the following:
   - state if true, that Morrison, Brown, Argiz & <u>Farra</u>, LLC was engaged as the principal auditor, rather than Morrison, Brown, Argiz & Flora, LLC;
   - whether your former auditor, King, resigned, declined to stand for re-election, or was dismissed. Disclose the date your relationship ended. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors;
   - whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification;

- whether, during your two most recent fiscal years and any subsequent interim period through the date your former auditor resigned, declined to stand for re-election, or was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure;
- state whether, during your two most recent fiscal years and any subsequent interim period through the date your new auditor was engaged, you had any consultations with Morrison regarding either: the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on your financial statements, and any matter that was either the subject of a disagreement or a reportable event. Refer to Item 304(a)(2) of Regulation S-K.

Include an updated letter from your former auditor addressing your revised disclosure and referencing your Item 4.01 8-K as an exhibit to your Form 8-K/A. The updated letter should correctly refer to the date of the amended 8-K.

2. You disclose that Morrison, Brown, Argiz & Flora, LLC ("Morrison") was previously engaged by Centers on October 12, 2012 to act as an expert witness on Center's behalf. Rule 2-01(c)(4)(x) of Regulation S-X prohibits the auditor of the company from providing expert services during the audit and professional engagement period which is defined at 2-01(f)(5) of the same Rule. Please tell us whether Morrison meets the independence requirements of Rule 2-01. Please describe the expert services that Morrison provided from October 12, 2012 through March 18, 2013 including whether Morrison testified on behalf of Centers in any adversarial proceeding and was paid any fees related to such service. In addition please tell us whether Morrison issued a PCAOB Rule 3526 letter to the company's audit committee prior to accepting the initial engagement, whether the expert services engagement was noted in such letter and the firm's conclusion regarding its objectivity and integrity in regards to the year end 2012 audit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant